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                                                               NEWS
                                                             RELEASE
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COMMUNITY  WEST  BANCSHARES
5638  HOLLISTER  AVENUE  ,  GOLETA,  CA  93117

FOR  IMMEDIATE  RELEASE
CONTACT:  LYNDA  RADKE
PHONE:    805-692-1862
FAX:      805-692-5835
URL:      HTTP://WWW.COMMUNITYWEST.COM
SYMBOL:   CWBC

             COMMUNITY WEST BANCSHARES OUTLINES STRATEGIC DIRECTIONS
                     AND FINANCIAL PROJECTIONS FOR YEAR 2000

Goleta, California, February 7, 2000 - Community West Bancshares has outlined its strategic directions and key business areas along with a range of revenue projections for Year 2000. John Markel, Chairman of the Board, explained, "Given the recent uncertainty surrounding Community West, we believe it is imperative that our shareholders, and the rest of the investment community, fully understand that we are a strong and very diverse organization. Within our subsidiaries, Goleta National Bank and Palomar Community Bank, we have multiple business units that each generate significant revenues. In 2000 and beyond, we expect the Company to again begin producing the levels of consistent annualized revenue and growth that our long term shareholders have enjoyed in prior years."

The Company also indicated that results for the year ended December 31, 1999, would be released as soon as the annual audit is completed. Lew Stone, President and CEO, said, "Early indications lead us to believe that final results for last year now appear to be somewhat better than originally indicated in a prior release. However, we do not believe it would be prudent to release those results until the completion of the audit."

The Company intends to concentrate on its core business segments: Commercial banking through its two subsidiaries, Goleta National Bank and Palomar Community Bank; SBA lending through its offices in the Western and South Eastern United States; wholesale and retail real estate lending through its Mortgage Banking Division; and origination and sales of a variety of loan products through its Alternative Mortgage Division.

In addition, the Company is seeking a buyer of a significant portion of its ownership in ePacific.com. A sale of a portion of this asset allows Community West to retain an investment in the e-commerce subsidiary, while relieving the Company of the requirement to consolidate ePacific.com into Community West's financial results.

Markel said, "While we continue to believe that ePacific.com's potential is very exciting, we cannot continue to subject Community West to the costs associated with technology startups. We have consistently stated that ePacific.com would need to provide its own financing going forward, and therefore we expect that our venture funding will come to an end as of the end of the 1st quarter of this year. We are currently exploring other venture capital opportunities for ePacific.com. We will retain an investment in ePacific.com, to insure that our long term shareholders will have the opportunity to benefit from ePacific.com's future."


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Markel  said,  "In  addition,  so  that  everyone can have all of the underlying information, we are today filing an 8-K with the Securities and Exchange Commission, that will include the entire presentation of our expectations. We believe this move is both prudent and in the spirit of both current and proposed SEC disclosure guidelines." The presentation reviews all of the Company's product lines, setting forth expansion plans in such areas as SBA lending and Alternative Mortgage production. In addition, the core commercial banking plans include better penetration of the small to mid-sized business lending area, and reducing deposit costs by moving from time deposits to a better mix of demand deposits. The Company intends to continue its focus on the origination and sales of loans and the generation of non-interest income, both areas in which the Company excels.

The presentation also summarizes the Company's expectations for the year 2000. The Company expects total revenue from all areas to be between $49 million and $52 million and after-tax earnings before considering ePacific.com of between $4 million and $5 million. The effect of ePacific.com on the earnings of the Company is not yet known, because of the issue of timing of the sale of a portion of the subsidiary. Markel said, "We are letting our shareholders and the investment community know how we expect the Company to perform this year; that we expect the Company to excel in its product and geographic niches."

For those people not familiar with how to access SEC documents on the Internet, they are also welcome to contact the Company to obtain a copy of the 8-K filing.

Community West Bancshares is a financial services company with headquarters in Goleta, California. The Company has three subsidiaries. Palomar Community Bank has a full service branch located in Escondido, California. ePacific.com Incorporated provides proprietary technology platforms for the issuance and use of card technology to make payments and establish loyalty programs, and has the ability to settle transactions via ATM and POS networks, the automated clearinghouse system, and the Internet. Goleta National Bank has two full service branches, one in Goleta and one in Ventura, California, and loan production offices located in Alabama, California, Florida, Georgia, South Carolina, North Carolina, Tennessee, Oregon, Washington, and Nevada.

                             SAFE HARBOR DISCLOSURE

     This release contains forward-looking statements that reflect management's current views of future events and operations. These forward-looking statements are based on information currently available to the Company as of the date of this release. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including but not limited to, the ability of the Company to implement its strategy, expand its lending operations, and obtain investment capital for its subsidiary corporation, ePacific.com. Furthermore, as previously noted, the Company expects to have certain restrictions placed on its operations during 2000 by the Office of the Comptroller of the Currency relating to securitization activities of the prior year that have now been discontinued. The Company has attempted to incorporate these items, such as restrictions on the use of brokered deposits, into its presentation and projections.


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